ROTOBLOCK CORPORATION
1715 Cook Street, Suite #205
Vancouver, BC,  V57 3J6 Canada
Phone: 604-872-1234
Fax:   604-873-5664
Email: admin@rotoblock.com



June 17, 2005





                                ACKNOWLEDGMENT



Rotoblock Corporation (the Company) hereby acknowledges that:

- the Company is responsible for the adequacy of the disclosures in the filing;

- staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


ROTOBLOCK CORPORATION

/s/ Peter Scholl

By: Peter Scholl, President